UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Antero Midstream Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03676B 102

(CUSIP Number)

c/o Warburg Pincus & Co.

450 Lexington Avenue

New York, NY 10017

212-878-0600

With a copy to:

Adam D. Larson, P.C.

Lanchi D. Huynh

Kirkland & Ellis LLP

609 Main Street

Houston, Texas 77002

(713) 836-3600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 12, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03676B 102

1	Name of Reporting Persons Warburg Pincus Private Equity X O&G, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

CUSIP No. 03676B 102

1	Name of Reporting Persons Warburg Pincus X, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

CUSIP No. 03676B 102

1	Name of Reporting Persons Warburg Pincus X GP L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

CUSIP No. 03676B 102

1	Name of Reporting Persons WPP GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO

CUSIP No. 03676B 102

1	Name of Reporting Persons Warburg Pincus Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

CUSIP No. 03676B 102

1	Name of Reporting Persons Warburg Pincus Partners GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

CUSIP No. 03676B 102

1	Name of Reporting Persons Warburg Pincus & Co.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

CUSIP No. 03676B 102

1	Name of Reporting Persons Warburg Pincus LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO

CUSIP No. 03676B 102

1	Name of Reporting Persons Charles R. Kaye
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 03676B 102

1	Name of Reporting Persons Joseph P. Landy
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 03676B 102

INTRODUCTION

This Amendment amends and supplements the Schedule 13D relating to the common shares representing limited partnership interests of Antero Midstream GP LP (“AMGP”) that was filed on May 22, 2017 and amended by Amendment No. 1 on June 13, 2017, by Amendment No. 2 on October 16, 2018, by Amendment No. 3 on March 14, 2019, by Amendment No. 4 on May 24, 2019, and by Amendment No. 5 on September 6, 2019 (the “Original Schedule 13D” and, together with this Amendment, the “Schedule 13D”) with the U.S. Securities and Exchange Commission (the “SEC”) by Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII” and, together with its two affiliated partnerships, Warburg Pincus Netherlands Private Equity VIII C.V. I, a limited partnership formed under the laws of the Netherlands (“WP VIII CV I”), and WP-WPVIII Investors, L.P., a Delaware limited partnership (“WP-WPVIII Investors”), collectively, the “WP VIII Funds”); Warburg Pincus Private Equity X O&G, L.P., a Delaware limited partnership (“WP X O&G” and, together with its affiliated partnership, Warburg Pincus X Partners, L.P., a Delaware limited partnership, the “WP X O&G Funds”); Warburg Pincus X, L.P., a Delaware limited partnership (“WP X GP”), which is the general partner of each of the WP X O&G Funds; Warburg Pincus X GP L.P., a Delaware limited partnership (“WP X GP LP”), which is the general partner of WP X GP; WPP GP LLC, a Delaware limited liability company (“WPP GP”), which is the general partner of WP X GP LP and WP-WPVIII Investors GP L.P., a Delaware limited partnership (“WP-WPVIII GP”), which is the general partner of WP-WPVIII Investors; Warburg Pincus Partners, L.P., a Delaware limited partnership (“WP Partners”), which is (i) the managing member of WPP GP, and (ii) the general partner of WP VIII and WP VIII CV I; Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WP Partners GP”), which is the general partner of WP Partners; Warburg Pincus & Co., a New York general partnership (“WP”), which is the managing member of WP Partners GP; Warburg Pincus LLC, a New York limited liability company (“WP LLC”), which is the manager of each of the WP VIII Funds and the WP X O&G Funds; and Charles R. Kaye and Joseph P. Landy, who are the Managing General Partners of WP and the Managing Members and Co-Chief Executive Officers of WP LLC and may be deemed to control the Warburg Pincus Entities (as defined below). Each of the WP VIII Funds, the WP X O&G Funds, WP X GP, WP X GP LP, WPP GP, WP Partners, WP Partners GP, WP and WP LLC are collectively referred to herein as the “Warburg Pincus Entities” and, together with Charles R. Kaye and Joseph P. Landy, the “Reporting Persons.” Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used but not defined herein shall have the meaning set forth in the Original Schedule 13D.

On November 12, 2019, the WP X O&G Funds sold all remaining shares of common stock of Antero Midstream Corporation owned by them and, as such, each of the Reporting Persons ceased to be the beneficial owners of more than five percent of the common stock of Antero Midstream Corporation pursuant to any deemed Section 13(d) group in connection with that certain Stockholders’ Agreement, dated March 12, 2019 (the “Stockholders’ Agreement”), by and among certain funds affiliated with Warburg Pincus LLC and other stockholders of Antero Midstream Corporation. Consequently, the filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an “exit filing” for each of the Reporting Persons. Separately, also on November 12, 2019, certain investment funds managed by Yorktown Partners, LLC (together with the WP X O&G Funds, the “Selling Stockholders”) sold 3,000,000 shares of common stock of Antero Midstream Corporation.

Item 4.	Purpose of Transaction.

Item 4 shall be amended to add the following:

On November 12, 2019, the WP X O&G Funds sold all 22,965,437 shares of common stock of Antero Midstream Corporation that they held of record in a registered offering at a price of $6.52 per share pursuant to the Underwriting Agreement, dated November 6, 2019, by and among Antero Midstream Corporation, the Selling Stockholders and Barclays Capital Inc. As a result of the sale, the Reporting Persons disposed of all of their shares of common stock of Antero Midstream Corporation and are no longer subject to the terms of the Stockholders’ Agreement nor part of any deemed Section 13(d) group in connection with the Stockholders’ Agreement.

Item 5.	Interest in Securities of the Issuer.

Item 5 shall be amended and restated as follows:.

(a)-(b) As a result of the transaction disclosed in Item 4 herein, the Reporting Persons no longer own any securities of Antero Midstream Corporation nor have sole or shared power to vote, direct the vote, dispose or direct the disposition with respect to any securities of Antero Midstream Corporation, and therefore their obligation to file further amendments to this statement has terminated.

(c) Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in shares of common stock of Antero Midstream Corporation during the past 60 days.

(d) Not applicable.

(e) On November 12, 2019, the WP X O&G Funds sold all remaining shares of common stock of Antero Midstream Corporation owned by them and, as such, each of the Reporting Persons ceased to be the beneficial owners of more than five percent of the common stock of Antero Midstream Corporation pursuant to any deemed Section 13(d) group in connection with the Stockholders’ Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 above is hereby incorporated by reference into Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Underwriting Agreement, dated November 6, 2019, by and among Antero Midstream Corporation, the Selling Stockholders and Barclays Capital Inc. (incorporated by reference to Exhibit 1.1 of Antero Midstream Corporation’s Current Report on Form 8-K filed on November 12, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

WARBURG PINCUS PRIVATE EQUITY X O&G, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss		Date: November 13, 2019
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS X, L.P.

By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss		Date: November 13, 2019
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS X GP L.P.

By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss		Date: November 13, 2019
	Name:	Robert B. Knauss
	Title:	Partner

WPP GP LLC

By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss		Date: November 13, 2019
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS PARTNERS, L.P.

By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss		Date: November 13, 2019
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS PARTNERS GP LLC

By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss		Date: November 13, 2019
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS & CO.

By:	/s/ Robert B. Knauss		Date: November 13, 2019
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS LLC

By:	/s/ Robert B. Knauss		Date: November 13, 2019
	Name:	Robert B. Knauss
	Title:	Managing Director

CHARLES R. KAYE

By:	/s/ Charles R. Kaye		Date: November 13, 2019
	Name:	Charles R. Kaye
	Title:	Robert B. Knauss, Attorney-in-Fact*

JOSEPH P. LANDY

By:	/s/ Joseph P. Landy		Date: November 13, 2019
	Name:	Joseph P. Landy
	Title:	Robert B. Knauss, Attorney-in-Fact*

* The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the SEC on July 12, 2016 as an exhibit to a beneficial ownership report on Schedule 13D filed by Warburg Pincus LLC with respect to WEX Inc. and is hereby incorporated by reference.